UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission file number: 001- 38556

ENTERA BIO LTD.
(Translation of registrant's name into English)

Kiryat Hadassah
 Minrav Building – Fifth Floor
Jerusalem, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual General Meeting of the Shareholders

On September 27, 2018, Entera Bio Ltd. (the “Company”) held an annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on six proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on August 23, 2017 (the "Proxy Statement").

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s articles of association, the shareholders of the Company duly approved the following resolutions:

(1)
To appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC Israel), an independent registered public accounting firm, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, and authorize the Company's board of directors to determine the compensation of the auditors in accordance with the volume and nature of their services.

(2) (a)	To re-elect Mr. Zeev Bronfeld to serve as a Class I director of the Company, until the Company's annual general meeting of shareholders to be held in 2021.

(2) (b)	To re-elect Dr. Roger Garceau to serve as a Class I director of the Company, until the Company's annual general meeting of shareholders to be held in 2021.

(3) (a)	To elect Ms. Faith L. Charles to serve as an external director of the Company, for a period of three years commencing as of the date of the Meeting.

(3) (b)	To elect Ms. Miranda J. Toledano to serve as an external director of the Company, for a period of three years commencing as of the date of the Meeting.

(4)	To approve the Company’s Directors and Officers Compensation Policy.

The Company's financial statements for the year ended on December 31, 2017 were discussed at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entera Bio Ltd. (Registrant)

By:	/s/ Dr. Philip Schwartz
Name: Philip Schwartz
Title: Chief Executive Officer

Date: September 27, 2018